Firsthand Technology Value Fund, Inc.

150 Almaden Blvd., Ste. 1250

San Jose, CA 95113

www.firsthandtvf.com

Via EDGAR

Ms. Sheila Stout

Staff Accountant

Disclosure Review Office
Division of Investment Management

U.S. Securities and Exchange Commission

3 World Financial Center
New York, N.Y. 10281

November 22, 2017

Re:	Firsthand Technology Value Fund, Inc. (the “Company” or the “Registrant”); File No: 814-00830

Dear Ms. Stout:

Pursuant to our telephone conversation on October 16, 2017, the following are our responses to your oral comments to the December 31, 2016 Annual Report of Shareholders of Firsthand Technology Value Fund, Inc. filed on Form 10-K on March 14, 2017.

Comment 1: Item 7 of the Registrant’s Form 10-K. Please discuss competitive landscape in the area of middle market debt, add the percent of the debt market occupied by rivals and include whether consideration was given to naming rivals. (Reg. S-K Item 101 (c)(1)(x)).

The Registrant respectfully submits that our existing disclosure complies with the relevant S-K requirements.

Unlike most business development companies, we focus our investments primarily in venture capital investments (including venture capital equity and venture capital equity-like and hybrid securities such as convertible debt). We, therefore, do not compete with the majority of business development companies, most of which have a focus on debt securities, including middle market debt securities. We do not invest in middle market securities. We discuss our competitive landscape on page 10 of Form 10-K under the section titled “Competition”.

Comment 2: Item 7 of the Registrant’s Form 10-K. Regulation S-K Item 303 (a)(1) to (a)(5) requires registrants to discuss their financial condition, and changes in condition and results of operations. Make sure the required disclosures are included. Provide all the information necessary for investors to understand the financial conditions of the Registrant.

November 22, 2017

Comment accepted. Going forward, the Registrant will revise its disclosures to enhance its disclosure in response to Item 303. To illustrate that change, for the December 31, 2016 Form 10-K, that section would have been revised to read as follows:

Liquidity and Capital Resources

Our liquidity and capital resources are generated primarily from sales or liquidation proceeds of our investments. In management’s view, we have sufficient liquidity and capital resources to pay our operating expenses and conduct investment activities over the next twelve months.

Our primary uses of cash are to make investments, pay our operating expenses and make distributions to our stockholders. For the years ended December 31, 2016, 2015, and 2014, our operating expenses were $4,713,526, $5,027,495, and $7,803,892, respectively.

For the year ended December 31, 2016, our total cash reserves and liquid securities decreased approximately 34%, primarily due to the purchase of our unrestricted portfolio investments. We believe that even with this decrease, our current liquid assets are sufficient to meet the Company’s short-term financing needs.

During the year ended December 31, 2016, cash and cash equivalents increased to $6,682,097 at the end of the year, from $1,767,286 at the beginning of the year. The increase in cash and cash equivalents primarily resulted from the net sales of our investments.

Comment 3: Item 7 of the Registrant’s Form 10-K. Discuss benchmark and performance comparison, and explain why the Registrant’s performance is poor as compared to the benchmark.

Comment accepted. Going forward, the Registrant will add below the Performance Graph disclosure similar to that provided below to discuss benchmark and performance comparison, as well as to explain (when appropriate) why the Registrant’s performance is poor as compared to the benchmark.

“We, however, do not believe either the S&P 500 Index or the NASDAQ Composite Index to be appropriate comparable indices of the Company’s benchmark results. The Company is a publicly traded venture capital fund that invests primarily in private and micro cap technology companies. The S&P 500 Index and the NASDAQ Composite Index are both indices of publicly traded large capitalization companies, with performance predominantly driven by the largest companies in the index. Nevertheless, we do not believe there is currently a widely accessible and generally accepted index that tracks publicly traded venture capital funds. When compared to the S&P 500 Index and the NASDAQ Composite Index, we have underperformed those broad market indices because equity securities of the private companies in our portfolio have not appreciated substantially during the recent bull market for publicly traded stocks.”

November 22, 2017

Comment 4: Item 7 of the Registrant’s Form 10-K. Discuss whether consideration was given to the impact on the portfolio due to technology sector trends and uncertainties, including price declines in the technology sector, if any (Reg. S-K Item 303(a)(3)(ii).

Comment accepted. Going forward, the Registrant will amend its disclosures to address trends in the technology sector that may impact the Fund’s portfolio.

Comment 5: The Registrant’s Consolidated Schedule of Investments in the Form 10-K dated December 31, 2016 indicates that Turn, Inc. is held in a subsidiary, but this was not the holding structure used in the 2015 Form 10-K. In correspondence, clarify the change in holding structure.

Turn, Inc. was held directly by the Company as of December 31, 2015. In 2016, the Company, in order to comply with certain IRS diversification requirements, created certain wholly owned subsidiaries that are controlled foreign corporations as defined under the Internal Revenue Code. Turn, Inc., and a number of other portfolio holdings were transferred from the Registrant to the Registrant’s wholly owned subsidiaries. Since those subsidiaries are wholly owned subsidiaries, they are consolidated for financial reporting purposes and are disclosed on a consolidated basis with the Registrant’s other portfolio holdings.

Comment 6: Financial Highlights of the Registrant’s Form 10-K. From 2015 to 2016 there was a significant drop in market value and there was no royalty income in 2016. Did either of the above have any bearing on the creation of the subsidiaries?

Neither the market value drop or the removal of royalty income had any bearing on the creation of the subsidiaries. There was no royalty income in 2016 because of a company specific event in the one royalty-earning private company that the Registrant owns, unrelated to the Registrant’s holding structure.

The drop in market value that happened in 2015 followed a substantial issuer tender offer by the Company that was completed in late January 2015. After the tender offer was completed, our stock price fell dramatically for a sustained period as interest in the Registrant’s stock waned.

Comment 7: Consolidated Statement of Operations of the Registrant’s Form 10-K. Explain why the Registrant has compliance expenses in 2016 but none in 2015.

Effective 2016, the Registrant started paying compensation to the Registrant’s Chief Compliance Officer, as approved by the Registrant’s board of directors in accordance with Rule 38a-1 under the Investment Company Act of 1940, as amended, which is the reason for the compliance expense.

Comment 8: Schedule of Investments of the Registrant’s Form 10-K. Ensure that all required disclosures are included for restricted securities (Regulation S-X article 12).

November 22, 2017

Comment accepted. Going forward, we will include a table of investments in restricted securities.

Comment 9: Note 6 of the Registrant’s Form 10-K. Discuss how often the Valuation Committee receives information from an independent valuation firm.

Comment accepted. Going forward, the Registrant will amend its disclosures to clarify that the Valuation Committee receives information from an independent valuation firm once a quarter.

Comment 10: Unobservable Input Chart of the Registrant’s Form 10-K. Include range and weighted average of the unobservable input.

Comment accepted. Going forward, the Registrant will include range and weighted average of the unobservable inputs.

Comment 11: Notes to the Financial Statements of the Registrant’s Form 10-K. Update the footnote to include the disclosures required by Regulation S-X Rule 4-08(g).

Comment accepted. Going forward, the Registrant will amend its disclosures to include a summarized financial summary of all our controlled investments that includes the following: a comparative look at current and previous period current assets, noncurrent assets, current liabilities and noncurrent liabilities. We will also provide a 3-year comparison of revenue, gross profit, income/(loss) from operations and total net income/(loss) including net income/(loss) attributable to non-controlling interest.

Comment 12: Notes to the Financial Statements of the Registrant’s Form 10-K. Update the footnote to include whether the Registrant has complied with the three tests required by Regulation S-X Rule 1-02(w) triggering 3-09 or 4-08(g).

Comment accepted. We confirm that when preparing the 2016 Form 10-K filing, we administered all three tests for all our restricted securities. As a result, we determined that we were required to include summary financial statements for a number of restricted securities that we held as of December 31, 2016, and we complied with those requirements. For that same period, no restricted security holding of the Registrant reached the level that requires attaching audited financial statements.

Comment 13: Telepathy Investors income accrual. From the 10-K to the 10-Q, the value of the security was down, but the receivables were up. Clarify the policy of accrual of receivable booked if the investment is marked down and the policy for monitoring account receivables if the underlying investments are marked down.

Our policy for when a note is marked below par is to include a discount to the principal for the amount that the interest should be marked down. Therefore, in the case of Telepathy Investors, the market value of the principal already reflects a write-down of the interest. We do this because the interest on the notes has senior preference to other payouts.

November 22, 2017

Should you have any questions concerning this letter or the information referenced herein, please contact the undersigned at 408-624-9531.

Very truly yours,

/s/ Kelvin K. Leung

Kelvin K. Leung
General Counsel
Firsthand Capital Management, Inc.

cc: Kevin Landis, President, Firsthand Capital Management, Inc.